February 2, 2016

VIA EDGAR CORRESPONDENCE

Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HC2 Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-35210

Dear Mr. Pacho:

During our telephone call with the Staff of the Division of Corporation Finance and the Office of the Chief Accountant (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 20, 2016, the Staff informed the Company that it objected to the accounting treatment for the bargain purchase gain resulting from the ANG Acquisition (as defined below). This letter provides the Company's assessment of the materiality of the adjustment on the impacted financial statements.

I. Background

A.	HC2 and the ANG Acquisition

In early 2014, HC2 Holdings, Inc. (“HC2” and, together with its subsidiaries, the “Company”, “we” and “our”), transformed from providing integrated facilities-based communications services into a diversified holding company focused on acquiring and growing businesses that generate long-term sustainable free cash flow and attractive returns. At the time, the Company had six reportable segments - Manufacturing, Marine Services, Utilities, Telecommunications, Life Sciences and Other.

The Company's Utilities segment was established on August 1, 2014 (the "Acquisition Date") through the acquisition of American Natural Gas (“ANG”), to focus on the rapid deployment of heavy duty natural gas fueling stations. The Company entered into a Securities Purchase Agreement with ANG Holdings, Inc. (“ANG Holdings”), whereby the Company agreed to purchase 15,500 newly issued shares of ANG Holdings’ Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”), at a purchase price of $1,000 per share of Preferred Stock, or $15.5 million in total (the "ANG Acquisition"). The ANG Acquisition provided the Company control of ANG Holdings through a majority interest in ANG Holdings, with 50.8% of the outstanding voting rights as of the acquisition date, as well as through appointment rights with respect to three of the five members of ANG Holdings' board of directors.

B.	ASC 805

Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), establishes the accounting and reporting for business combinations. ASC 805 defines a business combination and requires the accounting for business combinations to be within the scope of ASC 805 by the utilization of the acquisition method. Generally, this requires that assets acquired, liabilities assumed or incurred, and equity instruments issued in a business combination are recognized and measured at fair value as of the acquisition date.

A business combination in ASC 805 includes all transactions or events in which an acquirer obtains control of a business. The Company determined that the ANG Acquisition resulted in the control of ANG through the Company’s voting rights and board representation. Consequently, the Company applied the guidance prescribed in ASC 805.

The application of ASC 805 to the ANG Acquisition resulted in an excess fair value of the net assets acquired over the purchase price, or what is referred to as a bargain purchase gain of $4.7 million. At the Acquisition Date, the Company did not believe the transaction should be recorded as a bargain purchase gain and recorded the "gain" directly to equity as additional paid in capital as disclosed in footnote five in the Form 10-Q for the quarterly period ended September 30, 2014 and as more fully described in section "V" below.

During our telephone call with the Staff on January 20, 2016, the Staff informed the Company that it objected to the accounting for the ANG Acquisition. The Staff stated that the ANG Acquisition resulted in a bargain purchase gain that should have been recognized through the income statement under ASC 805-30-25-2.

After addressing the issues with BDO USA, LLP, the Company’s independent registered public accounting firm, the Company concurs with the Staff’s conclusion. Accordingly, the Company has determined that the revised accounting for the ANG Acquisition would impact the following financial statements filed with the SEC pursuant to the Securities Exchange Act of 1934 (together, the “Affected Financial Statements”):

•	the Company’s interim unaudited financial statements contained in its report on Form 10-Q for the quarterly period ended September 30, 2014 (the “Q3 2014 Interim Financial Statements”);

•	the Company’s annual audited financial statements contained in its Form 10-K for the year ended December 31, 2014 (the “2014 Annual Financial Statements”); and

•
the Company’s interim unaudited financial statements contained in its reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015 (the “2015 Interim Financial Statements”).

As discussed with the Staff, the Company provides below its assessment of the materiality of the revisions to the Affected Financial Statements in accordance with Staff Accounting Bulletins (“SAB”) 99 Topic 1-M, Assessing Materiality (“SAB 99”), and 108.

II. Materiality Assessment

Pursuant to SAB 99, and FASB Concepts Statement 2, Qualitative Characteristics of Accounting Information (“FCS 2”), the Company assessed the materiality of the adjustment on the year ended December 31, 2014 and three- and nine-month periods ended September 30, 2014 (the "Adjustment"). The Company also considered other known unrecorded adjustments in the aggregate impacting the Affected Financial Statements which included acquisition cut-off related adjustments, line item reclassifications, and a correction in an estimate for the valuation of equity grants. The Company determined that the individual and aggregated impact on the affected line items, subtotals, and totals was not material quantitatively or qualitatively and noted the impact on our fiscal 2014 pre-tax income to be $0.2 million.  The Company also considered an unposted tax adjustment that surrounded the refinement of transaction costs and a Section 382 adjustment, which resulted in an estimated adjustment to increase the Company's tax benefit by $2.3 million.  This adjustment, along with other 'return to provision' tax adjustments were recorded in Q3 2015 after the Company filed its tax return. As required by SAB 99, the Company performed this analysis concurrently with its external auditors, who concur with the determination.

SAB 99 provides that an assessment requires both quantitative and qualitative factors be considered in assessing materiality. The SEC and the FASB have long emphasized that materiality cannot be reduced to a numerical exercise. SAB 99 goes further, providing that exclusive reliance on quantitative benchmarks to assess materiality is inappropriate and misstatements are not necessarily material or immaterial because they exceed or fall below a numerical threshold.

In speeches given in 2006 and 2007 that addressed the materiality determinations under SAB 99 with respect to quantitatively significant errors, the then Associate Chief Accountant of the SEC’s Division of Corporation Finance, Todd Hardiman, indicated that there are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors. Mr. Hardiman noted, however, that the determination that a quantitatively large error is not material cannot rest on the absence of qualitative factors such as those set forth in SAB 99. Rather, the analysis must identify the qualitative factors that “indicate that the error is not important to investors despite its significant size.”

Further, the Final Report of the Advisory Committee on Improvements to Financial Reporting (the “Final Report”) to the SEC issued on August 1, 2008, provides that “in evaluating the materiality of all errors, consideration should be given to both qualitative and quantitative factors that would be important to the reasonable investor, although we acknowledge that there will probably be more times when qualitative considerations will result in a small error being considered material than they will result in a large error being considered not to be material.” The Final Report recommends that the Staff’s materiality guidance be modestly clarified to stress that, in accordance with the standard established by the Supreme Court, “the total mix of information available to investors should be the main focus of a materiality judgment and that qualitative factors are relevant in analyzing the materiality of all errors.”

Thus, in a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

As a result, the qualitative assessment of the misstatement should be given appropriate prominence in the analysis of materiality. Materiality should be based on whether it is probable that the judgment of a reasonable person relying upon the financial statements would be changed or influenced by inclusion or correction of an error.

The following tables reflect the revisions that would need to be made to the annual and quarterly statements of operations and Adjusted EBITDA provided in our Form 10-K and Form 10-Q, respectively:

Condensed Consolidated Statements of Operations for the year ended December 31, 2014
(in thousands, except per share amounts)

	As Filed		Adjustment	As Corrected	Variance %
Service revenue	$193,044		$—	$193,044
Sales revenue	350,158			350,158
Net revenue	543,202			543,202
Operating expenses
Cost of revenue - services	174,956			174,956
Cost of revenue - sales	296,530			296,530
Selling, general and administrative	81,396			81,396
Depreciation and amortization	4,617			4,617
Gain on sale or disposal of assets	(162)			(162)
Asset impairment expense	291			291
Total operating expenses	557,628		—	557,628
Loss from operations	(14,426)		—	(14,426)
Interest expense	(10,754)			(10,754)
Amortization of debt discount	(1,593)			(1,593)
Loss on early extinguishment of debt	(11,969)			(11,969)
Interest income and other expense, net	(981)			(981)
Gain on bargain purchase	1,417	(1)	4,674	6,091	330%
Foreign currency transaction gain	1,061			1,061
Loss from continuing operations before income taxes and income from equity investees	(37,245)		4,674	(32,571)	13%
Income from equity investees	3,359			3,359
Income tax benefit	24,484			24,484
Loss from continued operations	(9,402)		4,674	(4,728)	50%
Loss from discontinued operations, net of tax	(25)			(25)
Loss from sale of discontinued operations, net of tax	(121)			(121)
Net income (loss)	(9,548)		4,674	(4,874)	49%
Less: net income attributable to noncontrolling interest	(2,559)			(2,559)
Net income (loss) attributable to HC2 Holdings, Inc.	(12,107)		4,674	(7,433)	39%
Less: preferred stock dividends and accretion	2,049			2,049
Net income (loss) attributable to common stock and participating preferred stockholders	$(14,156)		$4,674	$(9,482)	33%

Basic income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(0.71)		$0.24	$(0.47)	34%
Income (loss) from discontinued operations	—		—	—
Loss from sale of discontinued operations	(0.01)		—	(0.01)
Net income (loss) attributable to HC2 Holdings, Inc.	$(0.72)		$0.24	$(0.48)	33%

Diluted income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(0.71)		$0.24	$(0.47)	34%
Income (loss) from discontinued operations	—		—	—
Loss from sale of discontinued operations	(0.01)		—	(0.01)
Net income (loss) attributable to HC2 Holdings, Inc.	$(0.72)		$0.24	$(0.48)	33%

Weighted average common shares outstanding - basic	19,729		19,729	19,729
Weighted average common shares outstanding - diluted	19,729		19,729	19,729

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

Adjusted EBITDA for the year ended December 31, 2014
(in thousands, as reported)

	As Filed		Adjustment	As Corrected	Variance %
Net loss	$(12,107)		$4,674	$(7,433)	39%
Adjustments to reconcile net loss to Adjusted EBIT:
Asset impairment expense	291			291
Gain on sale or disposal of assets	(162)			(162)
Interest expense	10,754			10,754
Amortization of debt discount	1,593			1,593
Loss on early extinguishment of debt	11,969			11,969
Interest income and other expense, net	981			981
Gain on bargain purchase	(1,417)	(1)	(4,674)	(6,091)	(330)%
Foreign currency gain	(1,061)			(1,061)
Loss from sale of discontinued operations	121			121
Gain from discontinued operations	25			25
Income tax benefit expense	(24,484)			(24,484)
Income from equity investees	(3,359)			(3,359)
Acquisition and related charges	13,044			13,044
Noncontrolling interest	2,559			2,559
Share-based payment expense	11,487			11,487
Adjusted EBIT	10,234		—	10,234
Depreciation and amortization	4,617			4,617
Depreciation and amortization (included in cost of revenue)	4,338			4,338
Adjusted EBITDA	$19,189		$—	$19,189

Pro Forma Adjusted EBITDA for the year ended December 31, 2014
(in thousands, as reported)

	As Filed		Adjustment	As Corrected	Variance %
Net income	$12,755		$4,674	$17,429	37%
Adjustments to reconcile net income to Adjusted EBIT:
Asset impairment expense	291			291
Gain on sale or disposal of assets	(58)			(58)
Interest expense	15,463			15,463
Amortization of debt discount	1,593			1,593
Loss on early extinguishment of debt	11,969			11,969
Interest income and other expense, net	(2,144)			(2,144)
Gain on bargain purchase	(1,417)	(1)	(4,674)	(6,091)	(330)%
Foreign currency loss	572			572
Loss from sale of discontinued operations	121			121
Gain from discontinued operations	3,078			3,078
Income tax benefit expense	(19,858)			(19,858)
Income from equity investees	(6,315)			(6,315)
Acquisition and related charges	13,044			13,044
Noncontrolling interest	5,820			5,820
Share-based payment expense	11,487			11,487
Adjusted EBIT	46,401		—	46,401
Depreciation and amortization	18,211			18,211
Depreciation and amortization (included in cost of revenue)	4,338			4,338
Adjusted EBITDA	$68,950		$—	$68,950

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

Condensed Consolidated Statements of Operations for the three months ended September 30, 2014
(in thousands, except per share amounts)

	As Filed		Adjustment	As Corrected	Variance %
Net revenue	$179,433		$—	$179,433
Operating expenses
Cost of revenue	158,639			158,639
Selling, general and administrative	20,246			20,246
Depreciation and amortization	921			921
Gain on sale or disposal of assets	(448)			(448)
Total operating expenses	179,358		—	179,358
Income from operations	75		—	75
Interest expense	(2,103)			(2,103)
Amortization of debt discount	(805)			(805)
Loss on early extinguishment of debt	(6,947)			(6,947)
Interest income and other expense, net	(2,509)		—	(2,509)
Gain on bargain purchase	1,417	(1)	4,674	6,091	(330)%
Foreign currency transaction gain	170			170
Income (loss) from continuing operations before income taxes and loss from equity investees	(10,702)		4,674	(6,028)	44%
Loss from equity investees	(288)			(288)
Income tax expense	(4,515)			(4,515)
Income (loss) from continued operations	(15,505)		4,674	(10,831)	30%
Loss from discontinued operations, net of tax	(106)			(106)
Gain from sale of discontinued operations, net of tax	663			663
Net income (loss)	(14,948)		4,674	(10,274)	31%
Less: net income attributable to noncontrolling interest	(931)			(931)
Net income (loss) attributable to HC2 Holdings, Inc.	(15,879)		4,674	(11,205)	29%
Less: preferred stock dividends and accretion	1,004			1,004
Net income (loss) attributable to common stock and participating preferred stockholders	$(16,883)		$4,674	$(12,209)	28%

Basic income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(0.75)		$0.20	$(0.55)	27%
Income (loss) from discontinued operations	—		—	—
Gain from sale of discontinued operations	0.03		—	0.03
Net income (loss) attributable to HC2 Holdings, Inc.	$(0.72)		$0.20	$(0.52)	28%

Diluted income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(0.75)		$0.20	$(0.55)	27%
Income (loss) from discontinued operations	—		—	—
Gain from sale of discontinued operations	0.03		—	0.03
Net income (loss) attributable to HC2 Holdings, Inc.	$(0.72)		$0.20	$(0.52)	28%

Weighted average common shares outstanding - basic	23,372		23,372	23,372
Weighted average common shares outstanding - diluted	23,372		23,372	23,372

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2014
(in thousands, except per share amounts)

	As Filed		Adjustment	As Corrected	Variance %
Net revenue	$319,373		$—	$319,373
Operating expenses
Cost of revenue	282,606			282,606
Selling, general and administrative	40,482			40,482
Depreciation and amortization	1,475			1,475
Gain on sale or disposal of assets	(81)			(81)
Total operating expenses	324,482		—	324,482
Loss from operations	(5,109)		—	(5,109)
Interest expense	(3,116)			(3,116)
Amortization of debt discount	(1,381)			(1,381)
Loss on early extinguishment of debt	(6,947)			(6,947)
Interest income and other expense, net	(893)			(893)
Gain on bargain purchase	1,417	(1)	4,674	6,091	330%
Foreign currency transaction gain	573			573
Income (loss) from continuing operations before income taxes and loss from equity investees	(15,456)		4,674	(10,782)	30%
Loss from equity investees	(288)			(288)
Income tax expense	(6,470)			(6,470)
Income (loss) from continued operations	(22,214)		4,674	(17,540)	21%
Loss from discontinued operations, net of tax	(62)			(62)
Loss from sale of discontinued operations, net of tax	(121)			(121)
Net income (loss)	(22,397)		4,674	(17,723)	21%
Less: net income attributable to noncontrolling interest	(1,990)			(1,990)
Net income (loss) attributable to HC2 Holdings, Inc.	(24,387)		4,674	(19,713)	19%
Less: preferred stock dividends and accretion	1,204			1,204
Net income (loss) attributable to common stock and participating preferred stockholders	$(25,591)		$4,674	$(20,917)	18%

Basic income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(1.38)		$0.25	$(1.13)	18%
Income (loss) from discontinued operations	—		—	—
Loss from sale of discontinued operations	(0.01)		—	(0.01)
Net income (loss) attributable to HC2 Holdings, Inc.	$(1.39)		$0.25	$(1.14)	18%

Diluted income (loss) per common share
Income (loss) from continuing operations attributable to HC2 Holdings, Inc.	$(1.38)		$0.25	$(1.13)	18%
Income (loss) from discontinued operations	—		—	—
Loss from sale of discontinued operations	(0.01)		—	(0.01)
Net income (loss) attributable to HC2 Holdings, Inc.	$(1.39)		$0.25	$(1.14)	18%

Weighted average common shares outstanding - basic	18,348		18,348	18,348
Weighted average common shares outstanding - diluted	18,348		18,348	18,348

(1) The Company had recorded a $1,417 gain in earnings on a bargain purchase unrelated to the ANG Acquisition in accordance with ASC 805-30-25-2 and originally presented it within the "Interest income and other expenses, net" line item.

III. Qualitative Factors

Given the total mix of information available using both quantitative and qualitative factors, the Company does not believe there is a substantial likelihood that the correction of the accounting for the ANG Acquisition to a bargain purchase gain recognized through the income statement will be viewed by a reasonable investor relying upon the Company’s financial statements as having significantly altered the total mix of information available.

Although the impact of the adjustments to certain GAAP line items is more than 5% from a quantitative perspective, including the percentage changes in net income, the Company believes that more important factors exist for its investors when evaluating its quarterly and annual financial statements. In considering how investors might be influenced by the revisions, the Company considered the manner in which the Company and analysts evaluate and communicate with the investment community and the line item impacted by the revisions and concluded that the revisions do not impact the key measurements utilized by investors when analyzing the Company’s results.

a)	Statements of Operations

In considering the items presented to the investment community with the line item impacted by the adjustment, the accounting change does not affect any of the measurements traditionally utilized by investors to analyze the Company’s results. As a holding company, we believe investors are focused on operational results and the underlying value of the Company’s operating subsidiaries. The recognition of the bargain purchase gain does not impact the Company's reported loss from operations. In fact, quarterly earnings releases are focused on revenue, operating profit and Adjusted EBITDA, highlighting the performance of our Segments; there simply is no focus on net income or earnings per share. This fact is demonstrated in the Company’s investor presentation, which highlights revenues, Adjusted EBITDA for HC2 and the major operating subsidiaries. Other metrics presented by the Company include market capitalization, corporate debt, and consolidated cash - but not net income or earnings per share.

The Company's public discussions respond to questions received from investors and analysts, which demonstrate the information that investors seek to understand and value from our business, do not focus on the Company’s net income. The analyst reports on the Company demonstrate that analysts use a "sum of the parts" analysis to value the Company based on Adjusted EBITDA multiples and free cash flows from major operating subsidiaries or, in the case of the new acquired insurance company, a multiple of statutory capital. In addition, these analyst reports are focused on the Company's capital structure and liquidity requirements.

The nature of the adjustment for the bargain purchase gain also weighs against a conclusion of it being material as it is an unusual nonrecurring, non-cash item. Investors are focused on the results from recurring operations and typically exclude the impact of unusual nonrecurring non-cash adjustments such as that presented by the bargain purchase gain. This position is consistent with the FASB (“Board”) FAS 141R Basis for Conclusions B378, which provides that “financial analysts and other users have often told the Boards that they give little weight to one-time or unusual gains, such as those resulting from a bargain purchase transaction”.

The Company believes that investors will view the adjustments to the specific line items and corresponding subtotals indifferently, and that they would not change analysts' evaluations because: (a) the bargain purchase gain neither was attributable to or reflective of the Company’s performance during the periods nor did it influence performance in future periods; (b) the adjustment does not impact the operating results of a business segment or other operations of the Company’s business; and (c) these adjustments do not impact any of the key metrics and non-GAAP results that are discussed with the Company’s investors on its quarterly earnings calls.

Likewise, the Company’s debt holders, as users of our financial statements, do not rely on or consider net income.  Rather, debt holders are focused on the operational performance of our subsidiaries, the Company’s ability to service debt and whether there is sufficient collateral to support the outstanding principal.  In fact, the Company’s debt covenants are solely focused on minimum liquidity and collateral in proportion to the outstanding debt, which are not impacted by the adjustment.

Finally, the accounting adjustment does not reverse the loss the Company reported in any of the periods impacted and no change in trends were masked due to the holding company strategy adopted in 2014.

b)	Balance Sheets

Correspondingly, the impact to the Balance Sheet contained in the Q3 2014 Interim Financial Statements, the 2014 Annual Financial Statements and the 2015 Interim Financial Statements would not be material to a reasonable investor because:

•	the change is limited to movements within stockholders’ equity;

•	total assets, total liabilities and total stockholder’s equity are not impacted;

•	the change has no effect on working capital; and

•	the change has no impact on ratios that may be important to the readers of the financial statements.

c)	Statement of Cash Flows

The impact to the Statement of Cash Flows contained in the Q3 Interim Financial Statements and the 2014 Annual Financial Statements also is not material because:

•	the change is limited to the impact on net income and corresponding non-cash reconciling item; and

•	total cash flows from operating, investing and financing activities are not impacted by the change.

d)	Other Factors

Several additional well-known and recognized factors in considering materiality under a qualitative and quantitative analysis weighs against concluding the accounting in this matter as material, including:

•
the change does not affect the Company’s compliance with loan covenants, or otherwise affect the Company’s contractual relationship with any creditor or other contractual requirements as our lenders focus on our asset value and collateral coverage;

•	the accounting change did not obscure a failure by the Company to meet a rating agency’s consensus expectations;

•	the accounting change was not the result of fraud or intentional misconduct;

•	the Company has been transparent in its public filings by disclosing the amount and accounting treatment around this transaction;

•	the accounting change does not affect the Company’s compliance with regulatory requirements;

•	the accounting for this transaction does not conceal any unlawful transaction;

•	the accounting change would not impact the total compensation of the Company’s management and management’s compensation is not based on GAAP results;

•
the Company discloses Adjusted EBITDA as a non-GAAP financial measure because it is significant to gaining an understanding of the Company’s results and is frequently used by the financial community to provide insight into the Company's operating trends and facilitates comparisons between peer companies. Non-cash gains would be added back for Adjusted EBITDA purposes and, therefore, it would not change as a result of the adjustment; and

•
the accounting change does not impact a business segment or other portion of the Company’s business that investors regard as driving valuation or risks due to the diverse nature of its operating segments.

•
The Utilities Segment, which solely consists of ANG, contributed $0.5 million to the loss from operations and included $25 million or 3% of the Company's total assets for the year ended and as of December 31, 2014.

IV. Conclusion

We believe that the non-cash bargain purchase gain when viewed in the context of all of the relevant quantitative and qualitative factors was not material to the Company's Affected Financial Statements. Furthermore, the Company does not believe that the judgment of a reasonable investor relying upon the Company’s Affected Financial Statements would be changed or influenced by the adjustment as a result of the qualitative analysis and factors described above.

Although the Company does not believe that accounting for the bargain purchase gain in 2015 would be material for the fiscal 2015 period, it does believe it appropriate to address the accounting correction in the current period financial statements by adjusting the prior period information and adding disclosure of the change. The Company believes that revising the affected quarters to reflect the bargain purchase gain in the 2015 Form 10-K would be both transparent and prove the greatest visibility of its results. The disclosures would include the information that an investor would require in order to understand the accounting change for the ANG Acquisition. In addition, the Company would change the presentation of the income statement utilized in management’s discussion and analysis of results to specifically detail the impact of the change in accounting treatment relating to the acquisition and the Company would continue to utilize the revised amounts for the 2014 fiscal quarters in its comparative analysis and management’s discussion and analysis in its future filings.

V. Evaluation and Conclusion of Internal Control Over Financial Reporting

The Company acknowledges that the bargain purchase gain was not recognized in income as a result of a deficiency in our control environment which did not identify this error. Although the Company believes the correction of this error did not have a material effect on the Company's prior year financial statements, it considered the possibility that a potential misstatement could have had a material effect on the annual or interim misstatements.

In concluding whether a deficiency in internal control is a material weakness, the Company also considered the reasonableness of the support that it had for the original position and related facts and circumstances that were applicable at the time of the original issuance of the financial statements. Although the matter was considered and discussed with the Company's independent registered public accounting firm, the Company noted that the conclusions reached and documented within the purchase accounting memo did not appropriately evidence the discussion and underlying reasons for the applied accounting principles.

The accounting treatment led to a bargain purchase, and under ASC 805-30-30-5, the Company reexamined and reviewed the fair values of the net assets. The Company believed that the net assets acquired were appropriately valued, and the bargain purchase remained. In the ANG Acquisition example, however, the cash was contributed back into the company which the Company was acquiring. This was a fact pattern the Company believed was not considered or documented within the current guidance. The Company then sought to analogize to other guidance within ASC 805 surrounding the transfer of assets by the acquirer that remain within the combined entity, which led the Company to believe that the bargain purchase treatment from the perspective of recognizing the gain into earnings was not appropriate. While not part of our control process, the Company's interpretation and application of the accounting guidance was reviewed by the national office of the Company's independent registered accounting firm which concurred with these conclusions.

During 2014, the Company believed the fact pattern of the ANG Acquisition differed from other acquisitions because the purchase price allocation resulted in a bargain purchase gain, the seller received no amount of the proceeds, and the cash remained with the business. After the identification of the deficiency, the Company concluded that its interpretation of the guidance combined with the same set of facts would not have changed, regardless of the amount of the bargain purchase gain. The Company concluded that a deficiency that existed in its internal control over financial reporting related to accounting for business combinations was a material weakness because there was a reasonable possibility that a potential misstatement could have had a material effect on the annual or interim misstatements and therefore disclosure controls and procedures were not effective to a reasonable assurance level.

The Company believes the level of technical accounting capabilities has significantly improved since the ANG Acquisition in 2014 with the addition and replacement of resources within the finance and accounting organization. The Company has replaced the Chief Financial Officer with a CPA with expertise in dealing with complex accounting matters through a mix of over 19 years of public and corporate accounting experience at public companies. The Company has also hired a Controller with 19 years of experience and a Technical Accounting Manager. Furthermore, the Company has engaged a “big four” accounting firm to assist and review complex transactions entered during 2015. The Company is in the process of evaluating our control environment for fiscal 2015.

The Company appreciates the Staff's efforts in reviewing the Company's response and is fully committed to working with the SEC to provide it with all the information it requires. Accordingly, should there be any questions regarding the Company’s response, please contact me at (212) 339-5865.

Sincerely yours,

/s/ Michael Sena

Michael Sena
Chief Financial Officer
HC2 Holdings, Inc.